Exhibit 99.1

PRESS RELEASE

	For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Completion of Secondary Share Offering, Including the Full Exercise of Underwriters' Option to Purchase Additional Shares
DUBLIN – September 14, 2023 - AerCap Holdings N.V. ("AerCap" or the "Company") (NYSE: AER) today announced the completion of the secondary public offering of 46,782,000 of its ordinary shares by GE Capital US Holdings, Inc. (the "Selling Shareholder"), a wholly owned subsidiary of General Electric Company, at a price to the public of $59.00 per ordinary share (the "Secondary Offering"). This includes the exercise in full by the underwriters of their option to purchase up to an additional 6,102,000 ordinary shares from the Selling Shareholder (the "Option"). As part of the Secondary Offering, AerCap purchased 17,543,250 ordinary shares from the underwriters, including 2,288,250 ordinary shares purchased in connection with the underwriters' exercise of the Option, at a price per ordinary share equal to $57.53. AerCap will not receive any proceeds from the offering.
Goldman Sachs & Co. LLC, Citigroup, Barclays, BofA Securities, J.P. Morgan, BNP PARIBAS, Deutsche Bank Securities, Evercore ISI, HSBC and SMBC Nikko acted as joint book-running managers for the Secondary Offering. COMMERZBANK, PNC Capital Markets LLC, TD Securities, Blaylock Van, LLC, Independence Point Securities and Mischler Financial Group, Inc. acted as co-managers for the Secondary Offering.
The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. The registration statement automatically became effective upon filing on March 7, 2023. Investors should read the accompanying prospectus, dated March 7, 2023, the prospectus supplement relating to the offering, dated September 11, 2023, and other documents the Company has filed with the SEC for more complete information about the Company and the offering.
These documents may be obtained for free by visiting EDGAR on the SEC's website at www.sec.gov. The accompanying prospectus and prospectus supplement relating to the Secondary Offering may also be obtained from: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or by emailing prospectus-ny@ny.email.gs.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146; Barclays Capital Inc. c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717 Toll-Free: 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; BofA Securities Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, or by email at dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204, or by email at prospectus-eq_fi@jpmchase.com.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company's ordinary shares or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap
AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai, Seattle, Toulouse and other locations around the world.

AerCap Holdings N.V. 65 St. Stephen's Green, Dublin D02 YX20, Ireland www.aercap.com

Forward-Looking Statements
This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "will," "aim," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including, among other things, the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the rate of recovery in air travel related to the Covid-19 pandemic, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes.
As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap's annual report on Form 20-F and other filings with the SEC. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V. 65 St. Stephen's Green, Dublin D02 YX20, Ireland www.aercap.com